

January 25, 2012

<u>Via E-Mail</u>
Avraham Morgenstern, President
Olie, Inc.
382 NE 191st St. # 84220
Miami, FL33179-3899

> **Re: Olie, Inc.**
> **Amendment No. 1 to Form S-1**
> **File No. 333-178208**
> **Filed January 9, 2012**

Dear Mr. Morgenstern:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments in this letter relate to comments in our letter dated December 28, 2011.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your responses to prior comments 1 and 12 and we reissue them in part. On pages 17 and 20, you indicate that you believe a "majority" or a "good deal" of your work will be post-production services handled by Mr. Freed in Israel. However, the description of your business on pages 21 through 25 indicates you will provide full service music production services. Please revise your business section to reconcile the seemingly inconsistent statements and more precisely discuss your prospective business as contemplated by your plan of operation and initial funding requirements. To the extent that you envision providing additional services in the future, please clearly indicate which services will be provided beyond 12 months and are subject to additional funding or speculative cash flows. Further, your summary and business sections should clearly indicate that your primary business will be to offer remote, post-production services by one of your two employees for the next twelve months.

2.   Your response to prior comment 2 indicates that you removed the hyperlinks from your registration statement, but the hyperlinks still appear in your document. Please advise.

Risk Factors, page 6

3.   We note your responses to prior comments 7 and 8 and we reissue them in part. Please revise to clarify that you will be subject solely to the reporting obligations of Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") upon effectiveness if you do not subsequently register under Section 12(g) of the Exchange Act by filing a Form 8-A or another Exchange Act registration statement. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants. Clarify that if you elect to file a Form 8-A, you will likely be eligible to terminate any such registration and may do so. Please revise accordingly.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

4.   Please revise to clarify that your "quarter by quarter overview" does not include all the expenses that you intend to incur over the next four quarters. In this regard, we note from your disclosures on page 19 that your estimated expenditures for the next 12 months is approximately $100,000, however, the expenditures noted in your quarterly overview total only $42,000. Please also explain what expenses were excluded from your quarterly analysis and tell us the reason for such exclusion.

5.   We note your response to prior comment 11 and we reissue it. Your revised plan of operation disclosure still does not appear to provide for costs related to hiring "free lancers" or for Mr. Freed to perform music production services. It is unclear how you plan on compensating Mr. Freed, as you do not provide any disclosure on page 29 as to any compensation arrangements. For example, it is unclear whether Mr. Freed will be paid as an employee for the music production services or as a consultant and at what rate. Also, it is unclear whether Mr. Freed may provide music production services independent of Olie, Inc. and who pays for his travel expenses for his trips to New York every two months. Please revise your plan of operation and other appropriate areas of your registration statement, including the business, management, and executive compensation sections to address these issues.

Liquidity and Capital Resources, page 20

6.   Notwithstanding the revisions made in response to our prior comment 14, please further revise to explicitly disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

7.   With respect to prior comment 15, we are unable to locate any revision in your amendment that indicates that your cash and current assets will be located in the United States. Please revise accordingly.

Business, page 21

8.   Your disclosures on pages 24 and 25 still reference existing "customers," "why customers choose us," "our clients," and "our experience with working with mixers and masters." As noted in prior comment 16, you do not appear to have customers, clients, or have experience in the business, as opposed to the experience of Mr. Freed prior to the existence of Olie. Please revise this section to indicate that your services and products are prospective in nature and do not yet reflect current or past operations.

9.   We note your responses to comments 13 and 17 that we reissue them in part. On page 25, you describe that you will be able to rent and retrofit a 400 square foot commercial space for less than $10,000 and your equipment would be a "Microphone, Computer with pro-tools, speakers and an amplifier." Please revise to clarify what steps are needed to retrofit a commercial space to become a professional recording studio. Please provide us the basis for your belief, if true, that such facilities and equipment would allow you to perform similar music production and recording services and in similar quality as your competitors described on pages 26. If there is a material disparity in quality, please revise to clarify. Also, please clarify what you mean by "use the equipment in the studio we will be sharing" or that you may "share space." Please revise to describe what such a shared arrangement might entail and the costs associated.

Description of Property, page 27

10.   Please revise to clarify whether you have an office, as referenced on page 27, and reconcile that statement with the references to your officers working at their homes. Also, please revise to clarify the nature of your 382 NE 191st St., Miami address, and tell us whether that address is a mailbox or mail forwarding service.

Management, page 27

11.   We note your response to comment 18 of our prior letter and reissue it in part. Please revise to clarify what you mean by "sound engineering studio," as it is unclear whether you mean a computer or an actual facility that Mr. Freed owns and operates to perform music production services in Israel. Also, please revise to clarify what you mean by "fully operational" on page 28, as to when Mr. Freed will work on a full-time basis for Olie. Further, please describe the extent Mr. Freed currently provides music production services outside of clients of Olie and whether a risk factor is necessary to discuss any conflicts of interest or whether he is restricted from performing music production service independent of Olie. For example, it is unclear whether Mr. Freed may quit the Olie and offer his services independently in New York City or other markets.

Financial Statements, page 36

12.   In event of delay in the effective date of the registration statement, please update the

financial statements pursuant to Rule 8-08 of Regulation S-X.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-Mail
        Jonathan D. Strum, Esq.